Financial Certification

I, _Dakin Cromwell_, certify that:

1) The financial statements of American Draft, LLC included in this Form are true and complete in all material respects; and

2) The tax return information of American Draft, LLC included in this Form reflects accurately the information reported on the tax return for American Draft, LLC filed for the fiscal year ended 12/31/2016.



Signature

CEO